

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2024

Philip Riley
Chief Financial Officer and Executive Vice President of Strategy
Riley Exploration Permian, Inc.
29 E. Reno Avenue, Suite 500
Oklahoma City, Oklahoma 73104

      **Re: Riley Exploration Permian, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2023**
          **Filed March 6, 2024**
          **File No. 001-15555**

Dear Philip Riley:

      We have reviewed your filing and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Annual Report for the fiscal year ended December 31, 2023
Business and Properties
Oil, Natural Gas and NGL Reserves
Proved Undeveloped Reserves (PUDs), page 10

1.      We note that the PUD conversion rates for the years ended December 31, 2022 and December 31, 2023 were substantially below the 20% rate implied by the 5 year rule. Describe for us the factors that impacted your conversion rates for each of those years. As part of your response, provide us with a schedule that shows, for each of the years ended December 2021, December 31, 2022 and December 31, 2023, the development schedule underlying the disclosed proved undeveloped reserve volumes. For each year end, the schedule should show the locations and volumes to be developed, as well as the related capital expenditures, by year for each year in your adopted five year development plan. Additionally, provide the actual PUD locations and volumes developed, and related capital expenditures, for the years ended December 31, 2002 and December 31, 2023 and year-to-date 2024.

2.      Disclosure under this section regarding changes to your PUD volumes identifies various

factors without indicating the quantity attributable to each factor. Please expand the disclosure of the changes in the net quantities of proved undeveloped reserves to include an explanation of the material changes related to each line item shown in your reconciliation. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained.

The disclosure of revisions in the previous estimates of reserves should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(15) Supplemental Oil and Gas Information (Unaudited)
Oil, Natural Gas and NGL Quantities, page F-37

3.     Your disclosure regarding changes in reserve quantities during the year ended December 31, 2023 indicates, in part, that you had downward revisions of 12.1 MMBoe which are primarily attributable to the removal of PUDs due to changes in your development schedule.  However, discussion of changes in your PUD volumes appearing on page 10 of your filing indicates that downward revisions of your PUD volumes, due to several different factors, were limited to 5.7 MMBoe.  Revise the disclosure related to revisions in previous estimates to separately identify and quantify each factor, including offsetting factors, such that the change to the line item is fully explained.  The revised disclosure should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or Brad Skinner, Office Chief, at 202-551-3489 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation